Exhibit 99.1

Webuy Global Ltd Integrates Coinbase to Accept Stablecoin Payments - Leading the Way in Travel Technology and Digital Payments

Webuy Global Ltd. (Nasdaq: WBUY) (“Webuy” or the “Company”), a fast-growing Southeast Asian e-commerce and travel technology company, has successfully integrated Coinbase Commerce into its platform, enabling customers worldwide to pay for travel packages and products using hundreds of cryptocurrencies, including stablecoin USDC. This strategic move underscores Webuy’s commitment to digital innovation and positions the Company at the forefront of travel technology and next-generation payment solutions.

This new capability reflects Webuy’s focus on embracing cutting-edge payment technologies to deliver a borderless, instant, and cost-efficient experience for its global customer base. Travelers from the U.S., Europe, and other crypto-active markets can now enjoy the flexibility of using digital assets to seamlessly purchase China-bound tour packages, Southeast Asia getaways, and curated local experiences through Webuy’s platform.

“As we expand globally, offering stablecoin payments allows us to serve the evolving needs of international travelers with greater speed and convenience,” said Bin Xue, CEO of Webuy Global Ltd. “By integrating with Coinbase Commerce, we eliminate cross-border payment friction and open new opportunities for customer acquisition across crypto-friendly markets.”

The ability to accept stablecoins is particularly impactful for Webuy’s travel brand WeTrip, which offers curated high-value tour packages to China for customers across more than 180 countries. The stablecoin feature reduces FX risks, bypasses costly intermediary banking processes, and allows real-time confirmation — streamlining cross-border transactions and strengthening Webuy’s global positioning.

This marks another milestone in Webuy’s broader digital transformation strategy, which combines AI-driven itinerary planning, wallet innovation, and data-centric customer engagement to create a next-generation travel and e-commerce platform poised for scalable growth.

About Webuy Global Ltd:

Webuy Global Ltd. is a technology-driven company transforming community e-commerce and travel across Southeast Asia. The Company enhances its group-buy model with predictive AI, personalized recommendations, and community-led engagement, while its travel vertical delivers curated itineraries and real-time support through its proprietary AI Travel Consultant. Webuy is committed to delivering high-quality, affordable products and travel services that improve the lives of millions across the region. For more information, visit https://www.webuy.global/.

Forward-Looking Statements:

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those projected due to various factors, including operational execution, market dynamics, and regulatory requirements. Webuy Global Ltd. undertakes no obligation to update any forward-looking statements, except as required by law.